SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

UPLAND SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

91544A109

(CUSIP Number)

ESW CAPITAL, LLC

401 CONGRESS AVENUE

SUITE 2650

AUSTIN, TX 78701

(512) 524-6149

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ESW Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,399,336
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,399,336
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,399,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.2%*
14.	Type of Reporting Person (See Instructions) OO

*	Calculated based upon 15,268,734 shares of the Issuer’s common stock outstanding on April 22, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 15, 2015.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph A. Liemandt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,399,336
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,399,336
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,399,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.2%*
14.	Type of Reporting Person (See Instructions) IN/HC

*	Calculated based upon 15,268,734 shares of the Issuer’s common stock outstanding on April 22, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 15, 2015.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Acorn Performance Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,803,574*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,803,574*
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,803,574*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8%**
14.	Type of Reporting Person (See Instructions) CO

*	1,595,762 shares are held directly by ESW Capital, LLC (“ESW”). Joseph A. Liemandt is the sole voting member of ESW and may be deemed to have beneficial ownership of the shares held by ESW. 1,803,574 shares are held directly by Acorn Performance Group, Inc. (“Acorn”), a controlled subsidiary of ESW. Each of ESW and Mr. Liemandt may be deemed to have beneficial ownership of the shares held by Acorn. Thus, each of ESW and Mr. Liemandt may be deemed to have beneficial ownership of 3,399,336 shares in total.
**	Calculated based upon 15,268,734 shares of the Issuer’s common stock outstanding on April 22, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 15, 2015.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Shares”), of Upland Software, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 401 Congress Avenue, Suite 1850, Austin, Texas 78701. The Reporting Person originally filed a Schedule 13D as required by Rule 13d-1(c). This Schedule 13D is being filed pursuant to Rule 13d-1(f) solely because the Reporting Persons’ aggregate beneficial ownership has exceeded 20% of the outstanding shares of the Issuer.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons:

(i)	ESW Capital, LLC, a Delaware limited liability company (“ESW”);

(ii)	Joseph A. Liemandt, a natural person and citizen of the United States (“Liemandt”); and

(iii)	Acorn Performance Group, Inc., a Delaware corporation and a controlled subsidiary of ESW (“Acorn”).

ESW, Liemandt and Acorn are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

ESW is a private investment fund that is principally engaged in the business of investing in securities. Acorn is a controlled subsidiary of ESW that from time to time may hold securities for investment purposes. Mr. Liemandt is the sole voting member of ESW. The business address and principal executive offices of the each of the Reporting Persons are 401 Congress Avenue, Suite 2650, Austin, Texas 78701.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). ESW is a Delaware limited liability company. Liemandt is a United States citizen. Acorn is a Delaware corporation.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate cost of the 1,595,762 Shares acquired by ESW to date is $13,011,222, inclusive of any applicable brokerage commissions. As described in Item 6, in January 2014, in connection with an Amended & Restated Technology Services Agreement between the issuer and an affiliate of ESW, the Issuer issued 1,803,574 shares of common stock to such affiliate (which shares were subsequently transferred to Acorn) at a purchase price of $0.0001 per share for an aggregate purchase price of $1,100.

Each of ESW and the affiliate of ESW referred to above used its own assets to purchase the shares.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold the Shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of June 22, 2015, ESW may be deemed to beneficially own 3,399,336 Shares, representing approximately 22.2% of the Issuer’s common stock outstanding on April 22, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 15, 2015, which consists of 1,595,762 Shares held directly by ESW (the “ESW Shares”), and 1,803,574 Shares held directly by Acorn (the “Acorn Shares”). ESW has sole voting, investment and dispositive power with respect to the ESW Shares and may be deemed to have sole voting and dispositive power with respect to the Acorn Shares.

As of June 22, 2015, Acorn may be deemed to beneficially own 1,803,574 Shares held directly by it, representing approximately 11.8% of the Issuer’s common stock outstanding on April 22, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 15, 2015. Acorn has sole voting, investment and dispositive power with respect to the Acorn Shares.

As of June 22, 2015, Liemandt may be deemed to beneficially own the 3,399,336 Shares that represent the ESW Shares and the Acorn Shares, representing approximately 22.2% of the Issuer’s common stock outstanding on April 22, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 15, 2015. Liemandt may be deemed to have sole voting, investment and dispositive power with respect to the ESW Shares and the Acorn Shares.

(c) Except as set forth in the attached Annex I to this Schedule 13D, no Reporting Person has effected any transaction in the Shares in the last 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

An affiliate of ESW provides outsourced software development, automated testing and technology services to the Issuer. In January 2014, in connection with an Amended & Restated Technology Services Agreement between the Issuer and an affiliate of ESW, the Issuer issued 1,803,574 shares of common stock to such affiliate at a purchase price of $0.0001 per share for an aggregate purchase price of $1,100. Such shares were transferred to Acorn prior to the Issuer’s initial public offering.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 23, 2015

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Attorney-In-Fact for Joseph A. Liemandt

ACORN PERFORMANCE GROUP, INC.

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

Annex I

Information With Respect to Transactions of Shares during the Past 60 Days

ESW Capital, LLC

Date	Transaction	Shares	Price/Share ($)

6/4/2015	Purchase	6,245	$7.92

6/5/2015	Purchase	100,000	$8.02

6/9/2015	Purchase	6,716	$8.02

6/15/2015	Purchase	145	$8.17

6/16/2015	Purchase	8,900	$8.02

6/17/2015	Purchase	51,587	$8.02

6/19/2015	Purchase	19,038	$8.02

6/22/2015	Purchase	315,000	$8.02

Purchases are inclusive of brokerage commissions.

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of June 23, 2015.

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Attorney-In-Fact for Joseph A. Liemandt

ACORN PERFORMANCE GROUP, INC.

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer